Exhibit 99.1

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended December 31, 2018 and 2019, and the consolidated balance sheet data as of June 30, 2019 and December 31, 2019 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited financial results is shown as below:

(In USD thousands, except share numbers and per share data)

	Six months ended December 31,
	2018	2019
	(Unaudited)	(Unaudited)
Statement of Comprehensive Income Data
Net revenues
Integrated solutions contract revenue	$233,333	$234,141
Product sales	13,957	12,661
Revenue from services	40,892	46,536

Total net revenues	288,182	293,338

Costs of integrated solutions contracts	161,593	163,985
Costs of products sold	3,662	3,430
Costs of services rendered	14,467	17,785

Gross profit	108,460	108,138

Operating expenses
Selling	15,569	17,670
General and administrative	20,347	21,224
Research and development	19,170	22,748
VAT refunds and government subsidies	(18,359)	(9,799)

Total operating expenses	36,727	51,843

Income from operations	71,733	56,295

Other income, net	6,475	3,327
Foreign exchange (loss)/gain	(827)	545
Gains on disposal of an investment in an equity investee	—	5,763
Share of net (losses) income of equity investees	(287)	3,538
Interest income	5,995	6,128
Interest expenses	(316)	(119)
Dividend income from equity security investments	1,113	1,145

Income before income taxes	83,886	76,622

Income tax expenses	11,767	13,001

Net income	72,119	63,621

Less: net income (losses) attributable to non-controlling interests	83	(125)

Net income attributable to Hollysys Automation Technologies Ltd.	$72,036	$63,746

Other comprehensive income, net of tax of nil
Translation adjustments	$(27,090)	$(13,253)

Comprehensive income	45,029	50,368

Less: comprehensive (loss) income attributable to non-controlling interests	(179)	953

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$45,208	49,415

Net income per share:
Basic	$1.19	$1.05
Diluted	$1.18	$1.05

Shares used in net income per share computation:
Basic	60,450,930	60,504,151
Diluted	61,271,864	60,648,680

	June 30, 2019	December 31, 2019
Balance Sheet Data
Total current assets	1,109,478	1,146,087
Total assets	1,309,417	1,350,447
Total current liabilities	341,499	332,809
Total liabilities	362,257	365,592
Net assets	947,160	984,855
Non-controlling interests	1,774	2,727
Stockholders’ equity	945,386	982,128

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”, “Non-GAAP cost of integrated contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) the non-cash share-based compensation expenses, 2) amortization of acquired intangible assets, 3) fair value adjustments of a bifurcated derivative. All of the above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) The non-cash share-based compensation expenses, which are calculated based on the number of shares or options granted and their fair value as of grant date.

2) Amortization of acquired intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as patents and copyrights, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprises of goodwill that is not subject to amortization.

3) Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from a convertible bond issued by the Company, the underlying host instrument which is accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Six months ended December 31,
	2018	2019
Cost of integrated solutions contracts	161,593	163,985
Less: Amortization of acquired intangible assets	155	156
Non-GAAP cost of integrated solutions contracts	161,438	163,829

G&A expenses	20,347	21,224
Less: Share-based compensation expenses	151	40
Non-GAAP G&A expenses	20,196	21,184

Other income, net	6,475	3,327
Fair value adjustments of a bifurcated derivative	20	(5)
Non-GAAP other income, net	6,495	3,322

Net income attributable to Hollysys Automation Technologies Ltd.	72,036	63,746
Add: Share-based compensation expenses	151	40
Amortization of acquired intangible assets	155	156
Fair value adjustments of a bifurcated derivative	20	(5)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	72,362	63,937
Weighted average number of ordinary shares outstanding used in computation:
Basic	60,450,930	60,504,151
Diluted	61,271,864	60,648,680
Non-GAAP earnings per share:
Basic	1.20	1.06
Diluted	1.19	1.06

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through Hollysys (Asia Pacific) Pte. Limited, Hollysys Automation India Private Limited, PT Hollysys Automation Indonesia, Bond Corporation Pte. Ltd., Bond M&E Pte. Ltd., Bond M&E Sdn. Bhd., Bond M&E (K.L.) Sdn. Bhd., Concord Corporation Pte. Ltd., Concord Electrical Pte. Ltd., Concord Electrical Sdn. Bhd., Concord Corporation Pte. Ltd, Dubai Branch, Concord Electrical Contracting Ltd., Concord M Design and Engineering Company Ltd. We use US dollars as our reporting currency in our financial statements in this interim report. For entities whose functional currency is not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this interim report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this interim report, all conversion between RMB and US dollars were made at a rate of RMB 6.9943 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3607 to $1.00, as set forth by the International Monetary Fund as of December 31, 2019. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade.

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